QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

April 11, 2012
William H. Thompson Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	QKL Stores Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 15, 2011 File No. 1-34498

Dear Mr. Thompson:

QKL Stores Inc., a Delaware corporation (the “Company”), is in receipt of the letter issued on September 30, 2011 (the “Staff’s Letter”) addressed to Mr. Tsz-Kit Chan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”).

We provided responses to the comments on October 31, 2011. For comment No. 10 part (viii), as set forth below, we revise our response since we misunderstood the comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Please disclose (i) the significant judgments and assumptions made in determining that you are primary beneficiary of QKL-China, (ii) whether you have provided financial or other support to QKL-China during the years presented that you were not previously contractually required to provide including the type and amount of support and the primary reasons for providing the support, (iii) how QKL-China is financed, (iv) the nature of any restrictions on the assets of QKL-China, (v) whether the creditors of QKL-China have recourse to the general credit of QKL Stores, Inc., Speedy Brilliant (BVI) or Speedy Brilliant (Daqing), (vi) the terms of arrangements that could require you to provide financial support to QKL-China,  (vii) your policy regarding how net income is attributed to any noncontrolling interest and (viii) quantitative information about the size of QKL-China. Please also tell us your consideration of presenting separately on the consolidated balance sheets the assets of QKL-China that can only settle obligations of QKL-China and liabilities for which creditors do not have recourse to the general credit of you and your subsidiaries. Please refer to the disclosures required by ASC 810-10-50 and ASC 810-10-45-25.

Company response:  In response to the Staff’s comment, we are not presenting separately on the consolidated balance sheets the assets of QKL-China that can only settle obligations of QKL-China and liabilities for which creditors do not have recourse to the general credit of us and our subsidiaries because QKL-China does not have those kind of assets and liabilities identified under ASC 810-10-45-25.

We do not have any changes to our response to other parts of the comment.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of the Amended 10-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. or Eric Doering, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159,  or (212) 407-4214, respectively

Sincerely, /s/ Tsz-Kit Chan Tsz-Kit Chan Chief Financial Officer

cc:	Mitchell Nussbaum, Loeb & Loeb LLP
Eric Doering, Loeb & Loeb LLP